Mail Stop 0408
      December 23, 2005

By U.S. Mail and Facsimile (650) 461-5700

David A. Baylor
Chairman and Chief Executive Officer
Thomas Weisel Partners Group, Inc.
One Montgomery Street
San Francisco, California 94104

Re:	Thomas Weisel Partners Group, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed December 13, 2005
	File No. 333-126793

Dear Mr. Baylor:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that Thomas Weisel may be relying on the exception provided by section 3(c)(2) of the Investment Company Act of 1940 (the "1940 Act") so as to not register as an investment company. Please indicate whether this is true and clarify whether Thomas Weisel is relying on an opinion of counsel with regard to its status under the 1940 Act.

2. The registration statement indicates that Thomas Weisel`s revenue consisted of income from brokerage, investment banking, asset management and interest. In describing the brokerage revenue, the notes to the financial statements indicate that the "majority" of brokerage revenue was derived from commissions but that some revenue also was generated from fees paid for advisory services. In describing the investment banking revenues, the notes indicate that some of the revenue was generated from underwriting and some from fees earned as a financial adviser in mergers and acquisitions. Please describe in detail the portion of the revenue that is attributable solely to brokerage and underwriting and the portion that is attributable to advisory services, including in regard to mergers and acquisitions.

3. It appears that Thomas Weisel`s assets consist of more than 40% securities (exclusive of cash). Please (a) describe the following assets in more detail, and (b) explain how they are treated under your 1940 Act status analysis. Specifically, please explain whether
(and how) the following assets are devoted to the business of underwriting and distributing securities issued by other persons, selling securities to customers, acting as broker, and acting as market intermediary:

(a) "Securities owned - at market value"
(b) "Receivable from clearing broker"
(c) "Investments in partnerships and other securities"

Selected Consolidated Financial And Other Data - Pro Forma, page
40

4. Delete the presentation of pro forma diluted net income per share as adjusted for this offering, pro forma diluted common shares as adjusted for this offering and pro forma stockholders` equity as adjusted for this offering for the year ended December 31, 2004 and the nine months ended September 30, 2005. In the alternative, present pro forma diluted earnings per share adjusted for the issuance of common stock related to the exchange of all of the company`s Class A members` interests and all of the company`s redeemable convertible preference stock.

Management`s Discussion And Analysis Of Financial Condition And
Results Of Operations
Operating Expenses And Employees - Non Compensation Expenses
Nine Months Ended September 30, 2005 versus September 30, 2004
Years Ended December 31, 2004, 2003 and 2002, page 50

5. Revise the discussion of the amount and percentage of the decline in occupancy and equipment expenses to reflect the information presented in the consolidated financial statements.

Principal and Selling Stockholders, page 94

6. Please revise to state that the selling shareholders may be deemed to be underwriters.


Financial Statements
Consolidated Statement of Operations, page F-4

7. We note your response to prior comment number 32. Please revise to provide pro forma tax, compensation expense and EPS data on the face of the historical statements for the latest year and interim period.

Note 8 - Furniture, Equipment, and Leasehold Improvements, page F-
18

8. Revise the total amount of furniture, equipment and leasehold improvements as of September 30, 2005 to be consistent with the information presented in the consolidated statement of financial condition.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or Donald Walker, Senior Assistant Chief Accountant, at
(202) 551-3490 if you have questions regarding any matters relating to the financial statements and related matters. With respect to Investment Company Act issues, please contact Sara Crovitz, Office of
Chief Counsel, Division of Investment Management at (202) 551-
6862.
Please contact Gregory Dundas at (202) 551-3436 or me at (202)
551-
3698 with any other questions.

								Sincerely,



      Mark Webb
      Legal Branch Chief


cc:	Scott D. Miller, Esq.
	Sullivan & Cromwell LLP
	1870 Embarcadero Road
	Palo Alto, California 94303

	Jeffrey D. Saper
	Robert G. Day
	Wilson Sonsini Goodrich & Rosati, P.C.
	650 Page Mill Road
	Palo Alto, California 94304

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David A. Baylor
Thomas Weisel Partners Group, Inc.
December 23, 2005
Page 4